Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Higher One Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows present fairly, in all material respects, the financial position of Higher One Holdings, Inc. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2014 and December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A within the Company’s 2014 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut

March 5, 2015, except for Note 17, as to which the date is February 3, 2016

HIGHER ONE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands of dollars, except share and per share amounts)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$40,022	$6,268
Investments in marketable securities	249	247
Accounts receivable	8,929	8,747
Income receivable	9,053	6,680
Deferred tax assets	3,719	5,895
Prepaid expenses and other current assets	7,805	7,725
Restricted cash	-	250
Total current assets	69,777	35,812
Deferred costs	4,187	4,373
Fixed assets, net	46,768	49,888
Intangible assets, net	56,255	59,834
Goodwill	67,403	67,403
Loan receivable related to New Markets Tax Credit financing (Note 12)	7,633	7,633
Other assets	2,523	4,940
Restricted cash	2,725	2,500
Total assets	$257,271	$232,383

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$3,339	$3,787
Accrued expenses	25,872	30,322
Deferred revenue	25,174	22,392
Total current liabilities	54,385	56,501
Deferred revenue and other non-current liabilities	4,019	2,342
Loan payable and deferred contribution related to New Markets Tax Credit financing (Note 12)	8,871	9,181
Debt	94,000	89,000
Deferred tax liabilities	3,814	2,393
Total liabilities	165,089	159,417
Commitments and contingencies (Note 16)

Stockholders' equity:
Common stock, $0.001 par value; 200,000,000 shares authorized; 59,570,839 shares issued and 47,657,813 shares outstanding at December 31, 2014; 59,028,810 shares issued and 47,115,784 shares outstanding at December 31, 2013	60	60
Additional paid-in capital	185,588	181,339
Treasury stock, 11,913,026 and 11,913,026 shares at December 31, 2014 and December 31, 2013, respectively	(137,899)	(137,899)
Retained earnings	44,433	29,466
Total stockholders' equity	92,182	72,966
Total liabilities and stockholders' equity	$257,271	$232,383

The accompanying notes are an integral part of these consolidated financial statements.

HIGHER ONE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except shares and per share amounts)

	2014	2013
Revenue:
Account revenue	$131,053	$135,847
Payment transaction revenue	58,231	41,109
Higher education institution revenue	38,667	33,155
Other revenue	910	1,012
Gross revenue	228,861	211,123
Less: allowance for customer restitution	(8,750)	–
Revenue	220,111	211,123
Cost of revenue	102,389	88,824
Gross margin	117,722	122,299
Operating expenses:
General and administrative	65,292	58,555
Product development	7,194	9,305
Sales and marketing	18,098	17,058
Litigation settlement and related costs	–	16,320
Merger and acquisition related (income) expenses, net	–	(4,791)
Total operating expenses	90,584	96,447
Income from operations	27,138	25,852
Interest income	92	88
Interest expense	(3,266)	(3,082)
Other income	678	622
Net income before income taxes	24,642	23,480
Income tax expense	9,675	9,352
Net income	$14,967	$14,128

Net income available to common stockholders:
Basic	$14,967	$14,128
Diluted	$14,967	$14,128

Weighted average shares outstanding:
Basic	47,209,780	46,717,359
Diluted	48,050,039	48,368,365

Net income available to common stockholders per common share:
Basic	$0.32	$0.30
Diluted	0.31	0.29

The accompanying notes are an integral part of these consolidated financial statements.

HIGHER ONE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars, except share amounts)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2012	46,660,781	59	174,218	(131,903)	15,338	57,712
Stock-based compensation	–	–	4,305	–	–	4,305
Issuance of restricted stock	70,882	–	–	–	–	–
Tax benefit related to options	–	–	1,514	–	–	1,514
Repurchase of common stock	(528,403)	–	–	(5,996)	–	(5,996)
Exercise of stock options	912,524	1	1,302	–	–	1,303
Net income	–	–	–	–	14,128	14,128
Balance at December 31, 2013	47,115,784	60	181,339	(137,899)	29,466	72,966
Stock-based compensation	–	–	4,707	–	–	4,707
Issuance of restricted stock	360,228	–	–	–	–	-
Reversal of tax benefit related to options	–	–	(661)	–	–	(661)
Cancellation of shares	(4,375)	–	–	–	–	-
Exercise of stock options	186,176	–	203	–	–	203
Net income	–	–	–	–	14,967	14,967
Balance at December 31, 2014	47,657,813	$60	$185,588	$(137,899)	$44,433	$92,182

The accompanying notes are an integral part of these consolidated financial statements.

HIGHER ONE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Cash flows from operating activities
Net income	$14,967	$14,128
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,072	14,620
Amortization of deferred finance costs	484	452
Stock-based compensation	4,574	4,144
Deferred income taxes	2,967	(6,587)
Income tax benefit related to exercise of stock options	(49)	(1,514)
Non-cash fair value adjustment of contingent consideration	–	(5,750)
Other income	(35)	(309)
Loss on disposal of fixed assets	118	28
Changes in operating assets and liabilities:
Accounts receivable	(182)	(3,117)
Income receivable	(2,373)	786
Deferred costs	(2,250)	(1,392)
Prepaid expenses and other current assets	(3,548)	6,770
Other assets	(1,612)	(355)
Accounts payable	(528)	31
Accrued expenses	(4,776)	19,384
Deferred revenue	3,381	6,190
Net cash provided by operating activities	30,210	47,509
Cash flows from investing activities
Purchases of fixed assets, net of changes in payables of $1,278, and $(163) respectively	(3,487)	(6,761)
Cash paid for acquired businesses	–	(47,250)
Proceeds from development related subsidies	3,468	–
Additions to internal use software	(5,295)	(2,725)
Deposits to restricted cash, net	–	(1,250)
Proceeds from disposition of (investment in) equity method investment	3,581	(3,856)
Proceeds from escrow agent	25	2,000
Net cash used in investing activities	(1,708)	(59,842)
Cash flows from financing activities
Tax benefit related to exercise of stock options	49	1,514
Proceeds from exercise of stock options	203	1,303
Repayments of line of credit	(10,000)	(43,000)
Proceeds from line of credit	15,000	52,000
Payment of deferred financing costs	–	(251)
Repurchase of common stock	–	(5,996)
Net cash provided by financing activities	5,252	5,570
Net change in cash and cash equivalents	33,754	(6,763)
Cash and cash equivalents at beginning of period	6,268	13,031
Cash and cash equivalents at end of period	$40,022	$6,268

Supplemental information:
Income tax paid	$9,549	$11,977
Cash paid for interest	2,851	2,791

The accompanying notes are an integral part of these consolidated financial statements.

HIGHER ONE HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014

(In thousands of dollars, except share and per share amounts or if the context indicates otherwise)

1. Nature of Business and Organization

Higher One Holdings, Inc., or HOH, is a leading provider of technology, data analytics and payment services to the higher education industry. HOH, through its subsidiaries, provides a comprehensive suite of disbursement, payment and data analytics solutions specifically designed for higher education institutions and their students. We have developed and acquired proprietary software-based solutions to provide these services. HOH is incorporated in Delaware and maintains its headquarters in New Haven, Connecticut. HOH has a wholly-owned subsidiary, Higher One, Inc., or HOI, which has two wholly-owned subsidiaries, Higher One Machines, Inc., or HOMI, and Higher One Real Estate, Inc., or Real Estate Inc.  HOI and HOMI together own 99.99% of Higher One Financial Technology Private Limited, or HOFTPL.  Real Estate Inc. has a 98% ownership interest in Higher One Real Estate SP, LLC, or Real Estate LLC.  HOMI and HOFTPL perform certain of our operational support functions. Real Estate Inc. and Real Estate LLC were each formed to hold and operate certain of our real estate.

2. Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements reflect the financial position and results of operations of HOH and our majority and wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. As a result of the change in our segment disclosure in 2015, we have revised our financial statements to include segment disclosures for the years ended December 31, 2014 and 2013. See Note 17 for further information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include those related to the contingent liabilities, valuation of deferred taxes, provision for operational losses, valuation of acquired intangible assets and assumptions used in the valuation of stock options. Actual results could differ from these estimates.

Cash and Cash Equivalents

We consider all short-term, highly-liquid investments, with an original maturity of three months or less, to be cash equivalents. Cash equivalents are recorded at cost which approximates their fair value.

Investments in Marketable Securities

Marketable securities that have a readily determinable fair value and that we do not intend to trade are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as other comprehensive income, a separate component of shareholders’ equity, net of deferred income taxes. There are no unrealized holding gains or losses in the periods presented.

Accounts Receivable

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. We evaluate our accounts receivable and establish the allowance for doubtful accounts based on historical experience, analysis of past due accounts and other current available information.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value because of the short-term nature of these instruments.

Fair Value Measurements

We evaluate assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period.

We had no recorded unrealized gains or losses from investments as of either December 31, 2014 or 2013 and there is no difference between the amortized cost and fair value of the securities we held. The fair value of our cash equivalents as of December 31, 2014 and 2013 was valued based upon Level 1 inputs.

Concentration of Credit Risk

Our potential concentration of credit risk consists primarily of trade accounts receivable from university clients. For the years ended December 31, 2014 and 2013, no university client individually accounted for more than 10% of trade accounts receivable or revenue.

Fixed Assets

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.  We reflect grants, credits, and subsidies received in connection with our real estate development project, including capital-based investment grants and investment tax credits, as reductions in the net carrying value of the building.

Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of consideration transferred over the fair values assigned to the underlying net identifiable assets of acquired businesses. We test goodwill for impairment annually on October 31, or whenever events or changes in circumstances indicate that impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result from, among other things, deterioration in the performance of an acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business, and a variety of other circumstances. If it is determined that impairment has occurred, we record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. We test intangible assets for impairment whenever events occur indicating that the carrying value may be impaired. No impairments of goodwill or intangible assets were recorded during the years ended December 31, 2014 and 2013.

The costs of defending and protecting patents are expensed. All costs incurred to the point when a patent application is to be filed are expensed as incurred.

Intangible assets are amortized using an estimate of the pattern in which the intangible asset’s benefits are utilized, or the straight-line method if such a pattern cannot be determined, over the following estimated useful lives of the assets:

Completed technology (years)	3	to	7
Customer relationships (years)	4	to	12
Non-compete agreements (years)		5
Tradenames (years)	9	to	10

Impairment of Long-Lived Assets

We evaluate the recoverability of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of a long-lived asset to the sum of undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between fair value of the asset compared to its carrying amount.

Capitalized Software

Computer software development costs incurred in the preliminary project stage for software to be used for internal use are expensed as incurred until the capitalization criteria have been met. The criteria for capitalization is defined as the point at which the preliminary project stage is complete, we commit to funding the computer software project, it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point that the computer software project is substantially complete and ready for its intended use. The capitalized costs are amortized using the straight-line method over the estimated economic life of the software, generally three years. During the years ended December 31, 2014 and 2013, approximately $5.4 million and $2.9 million respectively, of costs were capitalized. During the years ended December 31, 2014 and 2013, approximately $0.1 million and $0.2 million, respectively, of the costs capitalized were from stock-based compensation.

Revenue Recognition and Deferred Revenue

We derive revenues from the delivery of services to higher education institution clients and their constituents such as students, faculty, staff and alumni. Revenues are recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured. We enter into long-term (generally three- or five-year initial term) contracts with higher education institutions to provide payment and refund management disbursement services. Our contracts to provide data analytic services are usually one-year contracts. We categorize revenue as account revenue, payment transaction revenue, higher education institution revenue and other revenue. Deferred revenue consists of amounts billed to or received from clients prior to the performance of services. During 2014, we recorded an allowance for customer restitution which is recorded as a reduction of revenue. See Note 16 for further information.

Account Revenue

Account revenue is generated from deposit accounts opened and funded by students and other members of the campus community. We earn fees for services based on a fee schedule, including interchange fees charged to merchants, ATM fees, non-sufficient funds fees and other fees. Revenue on such transactions is recognized when the banking transaction is completed.

Payment Transaction Revenue

Payment transaction revenue is generated through convenience fees charged when students, parents or other payers make payments to higher education institution clients through one of our payment products using a credit or debit card or by students who establish a payment plan through us. Payment transaction revenue is recognized when the transaction giving rise to the convenience fee is processed, or ratably over the duration of the payment plan.

Higher Education Institution Revenue

Revenue from higher education institution clients is generated from fees charged for the services they purchase from us. For Refund Management disbursement services, clients are charged an annual fee and/or per-transaction fees for certain transactions. The annual fee is recognized ratably over the period of service and the transaction fees are recognized when the transaction is completed.

Revenues from payment services include subscription fees from clients accessing on-demand application services and other services which are billed based on transaction volume. Transaction-based service fees are recognized in the period in which the service is provided.  Subscription fees are recognized ratably over the term of the subscription agreement, which generally ranges from 1 to 5 years and are renewable at the option of the customer. For certain payment transaction products, an implementation fee may be charged. This implementation fee is deferred and recognized over the longer of the estimated client relationship period, which we estimate is 5 years, or the contractual term of the agreement.

Revenues from data analytic services include subscription license fees from clients accessing on-demand application services. Subscription fees are recognized ratably over the term of the subscription agreement, which is generally 1 year and renew unless cancelled by the customer.

Other Revenue

Other revenue primarily includes fees received from our current bank partners based on either the number of OneAccounts or prevailing interest rates and the total deposits held in accounts. We recognize this revenue as it is earned in each period.

Cost of Revenues

Cost of revenue consists primarily of data processing expenses, interchange expenses related to online payment and ATM transactions, amortization of acquired technology, uncollectible fees and customer service expenses.

We incur set-up and other direct costs of implementation at the outset of certain contracts that are comprised primarily of employee labor costs. These costs are incremental and directly related to a contract.  The costs are thus deferred and amortized to cost of revenue over the expected term of the contract, which is generally three to five years. In instances where a client terminates its contract before the end of the expected term of the contract, we modify the amortization period of the deferred costs of the related contract to equal the remaining period of time until termination of the service. See Note 6 for further information.

Stock-based Compensation

We measure and recognize compensation expense for share-based awards based on the estimated fair value on the date of grant. We issue new shares upon the exercise of outstanding stock options. We estimate fair value of each option using the Black-Scholes option-pricing model with the following assumptions for stock options granted during the years ended December 31, 2014 and 2013:

	2014			2013
Expected term (years)	5.0	–	6.3	5.0	–	6.8
Expected volatility	47.2%	–	54.2%	49.0%	–	54.0%
Risk-free rate	1.5%	–	2.0%	0.9%	–	2.1%
Expected dividends		None			None

Expected term is the period of time that the equity grants are expected to remain outstanding. We calculate the expected life of the options using the “simplified method.” We use the simplified method, because we do not yet have sufficient historical exercise data as a publicly traded company to provide a reasonable basis to estimate the expected term. We use the midpoint between the end of the vesting period and the contractual life of the grant to estimate option exercise timing. The simplified method was applied for all options granted during 2014 and 2013.

Expected volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We have based our estimated volatility both on the historical volatility of a peer group of publicly traded companies which includes companies that are in the same industry or are our competitors and our own historical volatility. We use a blended rate of our actual historical volatility and the historical volatility of a peer group, because we do not yet have sufficient historical share volatility to provide a reasonable basis to estimate our expected volatility for the entire expected term.

Risk-free rate is the average U.S. Treasury rate at the time of grant having a term that most closely approximates the expected term of the option.

Expected dividends have not been assumed, because we have never declared or paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

Restricted stock awards and units are stock awards which entitle the holder to receive shares of our common stock as the award vests over time. The fair value of each restricted stock award is estimated using the intrinsic value method which is based on the fair market value price on the date of grant. Compensation expense for restricted stock awards is recognized ratably over the vesting period on a straight-line basis.

Provision for OneAccount Losses

We have entered into agreements with third-party FDIC-insured banks to hold all deposit accounts of our accountholders. Although those deposit funds are held by the third-party banks, we are liable to the banks for any uncollectible accountholder overdrafts and any other losses due to fraud or theft. We provide reserves for our estimated overdraft liability and our estimated uncollectible fees to the third-party banks. The provision for these reserves is included within the cost of revenue on the accompanying consolidated financial statements. Such reserve is based upon an analysis of outstanding overdrafts and historical repayment rates. See Note 9 for further information. We also record an estimated liability for losses due to fraud or theft based on transactions that have been disputed by our accountholders but where such disputes have not been resolved as of the end of the reporting period based on our historical rate of loss on such transactions.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets are also recognized for net operating loss and credit carry-forwards. These deferred tax assets and liabilities are measured using the currently enacted tax rates and laws. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Income tax provision or benefit includes U.S. federal, foreign and state and local income taxes and is based on pre-tax income or loss. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which the earnings will be generated, the impact of state and local taxes and our ability to use tax credits and net operating loss carry-forwards.

We utilize a more-likely-than-not recognition threshold, based on the technical merits of the tax position taken, when we consider the need for a provision related to an uncertain tax provision. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters in income tax expense.

Business Combinations

When we are the acquiring entity in a business combination, we recognize all of the assets acquired and liabilities assumed in the transaction at their fair value on the acquisition date. Contingent consideration, if any, is recognized and measured at fair value on the acquisition date. Transaction costs associated with an acquisition are expensed as incurred.

Basic and Diluted Net Income Available to Common Stockholders per Common Share

Basic net income per common share excludes dilution for potential common stock issuances and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per common share, the basic weighted-average number of shares is increased by the dilutive effect of restricted stock, warrants and stock options using the treasury-stock method. The treasury-stock method assumes that the options or warrants are exercised at the beginning of the year (or date of issue, if later), and that the company uses those proceeds to purchase common stock for treasury at the average price for the reporting period.

The following table provides a reconciliation of the amounts used in computing basic and diluted net income available to common stockholders per common share:

	2014	2013
Net income available to common shareholders:
Basic	$14,967	$14,128
Diluted	$14,967	$14,128

Weighted average shares outstanding:
Basic	47,209,780	46,717,359
Stock awards	840,259	1,651,006
Diluted	48,050,039	48,368,365

Net income per common share:
Basic	$0.32	$0.30
Diluted	$0.31	$0.29

The dilutive effect of stock options and warrants totaling 3,022,492 and 2,161,583 were not included in the computation of diluted net income per common share for the years ended December 31, 2014 and 2013, respectively, because their effect would be anti-dilutive. Anti-dilutive securities are securities that upon conversion or exercise increase earnings per share (or reduce the loss per share).

Treasury Stock

Treasury stock is recorded at cost.

Comprehensive Net Income

Comprehensive net income includes net income, combined with any unrealized gains and losses not included in earnings, and is reflected as a separate component of stockholders’ equity. There were no differences between net income and comprehensive net income for the years ended December 31, 2014 and 2013.

Segment Information

We historically operated in one business segment, namely, providing technology, data analytics and payment services to the higher education industry. We provided products and services to two distinct, but related, target markets, higher education institutions and their students. A single management team that reported to the chief operating decision maker comprehensively managed the entire business. All of our material identifiable assets and substantially all of our clients and customers are located in the United States. As a result of the change in our segment disclosure in 2015, we have revised our financial statements to include segment disclosures for the years ended December 31, 2014 and 2013. See Note 17 for further information.

Recent Accounting Pronouncements

There were no new accounting standards adopted during 2014 which had a material impact on our consolidated financial position, results of operations or liquidity.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue From Contracts With Customers, that outlines a single model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU becomes effective for us at the beginning of our 2017 fiscal year; early adoption is not permitted. We are currently assessing the impact that this standard will have on our consolidated financial statements.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. We are currently assessing the impact that this standard will have on our consolidated financial statements.

3. Acquisitions

Campus Solutions Acquisition

On May 7, 2013, we entered into an Asset Purchase Agreement with Sallie Mae, Inc., or Sallie Mae, to purchase substantially all of the assets of Sallie Mae’s Campus Solutions business, or Campus Solutions, for consideration of approximately $47.3 million in cash, $5.2 million of which was deposited into escrow at closing.  We recorded a contingently returnable escrow receivable of $3.3 million at the time of the acquisition related to the amount which was deposited into escrow at closing.  All escrowed amounts have been released.

We completed the acquisition on May 7, 2013, and used borrowing available under our credit facility to pay the purchase price and related transaction costs.  The Campus Solutions business provides refund disbursement and payment processing solutions, including tuition payment plans, to education institutions.  The acquisition of the Campus Solutions business significantly increased the number of our higher education institution clients to whom we provide refund disbursement and payment processing services. The net assets and results of operations of the Campus Solutions business are included in our consolidated financial statements from May 7, 2013. Assets acquired and liabilities assumed were recorded at their fair values as of May 7, 2013.

During the year ended December 31, 2014, we recorded a measurement period adjustment which resulted in a change in the fair values attributed to the contingently returnable escrow receivable, intangible assets and goodwill. We have revised the comparative balance sheet as of December 31, 2013 to include the effect of the measurement period adjustment as if the accounting had been completed on the acquisition date. The fair value of the contingently returnable escrow receivable was reduced by $3.2 million and the fair values of intangible assets and goodwill were increased by $2.3 million and $0.9 million, respectively. The fair value of the contingently returnable escrow receivable decreased as a result of additional client contracts which were assigned to us, compared to our earlier assessments.  The remaining disclosures related to the acquisition of Campus Solutions have been updated to reflect this measurement period adjustment.

During the year ended December 31, 2014, we received $1.6 million from the amounts that were deposited into escrow. The determination of the amount that we would receive did not occur until after the measurement period related to the Campus Solutions acquisition ended and was based on facts and circumstances negotiated after the end of the measurement period. Also during the year ended December 31, 2014, we recorded an expense of $1.0 million in order to reflect an obligation we assumed to ensure sufficient assets were available to satisfy liabilities associated with the Campus Solutions tuition payment plan line of business. The net effect of these two transactions resulted in other income of $0.6 million being recorded during the year ended December 31, 2014.

Under the acquisition method of accounting, the total fair value of consideration transferred was allocated to Campus Solution’s net tangible and intangible assets based on their estimated fair values as of May 7, 2013. The fair value of consideration transferred was allocated as follows (in thousands):

Assets acquired:	May 7, 2013
Accounts receivable	$770
Contingently returnable escrow receivable	136
Fixed assets	92
Intangible assets	25,850
Goodwill	20,402
Total assets acquired and fair value of consideration transferred	$47,250

The following methods and inputs were utilized to determine fair value for the respective items:

Item	Valuation technique	Inputs
Contingently returnable escrow receivable	Probability-weighted future possible outcomes	Estimate of the contracts that will be assigned to us and the amount to be paid from escrow to us for each such contract
Completed technology	Income approach – relief from royalty	Estimated future revenue attributable to technology completed as of the acquisition date, royalty rate and discount rate
Customer relationships	Income approach – excess earnings	Estimated future revenues attributable to existing higher education institution clients as of the acquisition date, estimated income associated with such revenue, royalty rate and discount rate

The acquired intangible assets will be amortized each year based on a straight-line method over the estimated useful life of the asset.

	Weighted-average amortization period (in years)	Amount
Customer relationships	11	$23,130
Completed technology	3	2,720
Total acquired intangible assets	10	$25,850

Goodwill represents the excess of the fair value of consideration transferred for an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill exists in the transaction as a result of value beyond that of the tangible and other intangible assets, attributable to synergies that exist in the combined business, including a planned migration to a single technology platform. Goodwill of $20.2 million is deductible for tax purposes.

The Campus Solutions business does not constitute a separate operating segment. We have integrated the Campus Solutions business into our existing business. We have also concluded that our operating segment is a single reporting unit. Our single operating segment does not have any components that constitute a separate business for which discrete information will be available. We are operating the combined enterprise as one integrated business. Accordingly, the goodwill arising from the acquisition was assigned to our single operating segment and single reporting unit. As a result of the change in our segment disclosure in 2015, we have revised our financial statements to include segment disclosures for the years ended December 31, 2014 and 2013. See Note 17 for further information. We reported revenues totaling approximately $13.2 million from the Campus Solutions acquisition from the acquisition date of May 7, 2013 through December 31, 2013.

Pro Forma Financial Information (Unaudited)

The financial information in the table below summarizes the combined results of operations of Campus Solutions and us on a pro forma basis. The financial information is presented as though the acquisition of Campus Solutions occurred on January 1, 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented also includes amortization expense from acquired intangible assets, adjustments to interest expense, interest income and related tax effects.

in thousands (other than share and per share information)	Year Ended December 31, 2013
Revenues	$219,913
Net income	$11,034
Basic earnings per share	$0.24
Basic weighted average number of common shares outstanding	46,717,359
Diluted earnings per share	$0.23
Diluted weighted average number of common and common equivalent shares outstanding	48,368,365

4. Fair Value Measurements

The following table reflects the assets and liabilities carried at fair value measured on a recurring basis:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Fair values at December 31, 2014
Assets:
Certificate of deposit	$249	$-	$249	$-

Fair values at December 31, 2013
Assets:
Certificate of deposit	$247	$-	$247	$-

A summary of the activity of the fair value of the measurements using unobservable inputs (Level 3 Assets and Liabilities) for the year ended December 31, 2013 is as follows (in thousands):

	Beginning Value of Level 3 Measurements	New Level 3 Measurements	Gain Recognized in Earnings	Settlements	Ending Fair Value of Level 3 Measurements
Year ended December 31, 2013:
Contingently returnable escrow receivable asset	$–	$136	$–	$(136)	$–

Contingent consideration liability	$5,750	$–	$(5,750)	$–	$–

Our contingently returnable escrow receivable was valued using probability-weighted, future possible expected outcomes.  The unobservable input utilized in the determination of this receivable is our estimation of which clients of Campus Solutions subject to the escrow agreement will agree to the assignment of their contracts to us (see “Note 3 – Acquisitions” for additional information related to this arrangement).

Our contingent consideration liability was valued using probability-weighted, future possible expected outcomes and an appropriate discount rate. The unobservable input utilized in the determination of this liability was our estimation of the range of revenues which were to be achieved by the Campus Labs business during 2013. During the year ended December 31, 2013, we reduced the range of revenues utilized to estimate the contingent consideration liability to reflect our estimates regarding the revenue to be earned by the Campus Labs business during 2013. The $5.8 million adjustment recognized in earnings during the year ended December 31, 2013 was recorded in the merger and acquisition related line item in the consolidated statement of operations. There was no payment due at the end of the earn-out period.

We had no unrealized gains or losses from investments as of December 31, 2014 and 2013, and there is no difference between the amortized cost and fair value of the securities we held.

The carrying amounts of our cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value, because of the short-term nature of these instruments. The carrying amount of our debt outstanding under our credit facility approximates fair value. Our loan receivable related to New Markets Tax Credit financing is a debt instrument that we classify as held to maturity and is recorded at amortized cost. The carrying value of both our loan receivable and loan payable related to New Markets Tax Credit financing approximates fair value as of December 31, 2014. The fair value of our loan payable and loan receivable related to New Markets Tax Credit financing was estimated using discounted cash flow analysis based on rates for similar types of arrangements.

5. Restricted Cash

During the years ended December 31, 2013 and 2012, we deposited various amounts of cash with our bank partners in connection with the deposit processing services that they provide to us. The amounts are reflected in both current and non-current portions of restricted cash as of December 31, 2014 and 2013.

In February 2011, we deposited $1.1 million into an escrow account to fulfill our obligations related to a sales and use tax agreement with the Connecticut Development Authority. This amount is reflected on the consolidated balance sheet as noncurrent restricted cash as of December 31, 2014 and 2013.  See Note 12 for additional information.

We accept payments on behalf of educational institutions and subsequently remit these payments to the education institutions. The amounts received are maintained in segregated accounts for the benefit of either the institution or the payer. There were approximately $297.9 million and $199.1 million of such funds as of December 31, 2014 and 2013, respectively. These deposits are not our funds and therefore are not included in the accompanying condensed consolidated balance sheets.

6. Deferred Costs

Deferred costs consist of the following:

	December 31,
	2014	2013
Deferred implementation costs	$13,016	$10,766
Deferred financing costs	2,880	2,880
Less: Accumulated amortization	(11,709)	(9,273)
Deferred costs, net	$4,187	$4,373

For the years ended December 31, 2014 and 2013, we deferred $2.2 million and $1.6 million, respectively, of such costs. Amortization of deferred costs for the years ended December 31, 2014 and 2013 was $2.4 million and $1.9 million, respectively. Amortization of deferred financing costs is charged to interest expense. Amortization of deferred implementation costs is charged to cost of revenue.

7. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life			December 31,
	(in years)			2014	2013

Building and building improvements	10	or	39	$30,884	$29,606
Computers and software	3	–	10	25,228	20,413
Equipment		7		13,461	12,676
Furniture and fixtures		5		1,292	1,322
Leasehold improvements		5		508	508
Assets under construction				588	3011
				71,961	67,536
Less: Accumulated depreciation				(25,193)	(17,648)
Fixed assets, net				$46,768	$49,888

Depreciation and amortization of fixed assets for the years ended December 31, 2014 and 2013 was $8.0 million and $6.7 million, respectively.

See Note 12 for further information on our building and building improvements.

8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Weighted Average Amortization Period	December 31,
	(in years)	2014	2013
Goodwill		$67,403	$67,403

Completed technology	7	$15,324	$15,324
Internal use software	3	10,410	2,212
Contracts and customer lists	11	48,571	48,571
Tradenames and domain names	9	1,150	1,150
Covenants not to compete	5	5,016	5,016
Internal use software in development		2,144	4,811
		82,615	77,084
Less: Accumulated amortization		(26,360)	(17,250)
Intangible assets, net		$56,255	$59,834

The following table summarizes changes in goodwill:

Balance at December 31, 2012	$47,000
Acquisition of Campus Solutions	20,403
Balance at December 31, 2013	67,403
Balance at December 31, 2014	$67,403

Intangible assets from acquisitions are amortized over three to twelve years. Amortization expense related to intangible assets was approximately $9.1 million and $6.5 million for the years ended December 31, 2014 and 2013, respectively. Amortization related to completed technology is expensed to cost of revenues, while amortization of other intangibles is expensed to general and administrative and sales and marketing expenses.

Total estimated amortization expense, related to intangible assets, for each of the next five years, as of December 31, 2014, is expected to approximate:

Year Ending December 31,
2015	$10,691
2016	10,816
2017	8,201
2018	5,999
2019	5,360

9. Provision for Operational Losses

Activity in the provision for operational losses for each of the last two years is as follows:

	December 31,
	2014	2013
Prepayment of operational losses, beginning	$805	$4,463
Provision for operational losses	(4,425)	(5,948)
Payments to third party for losses	4,395	2,290
Prepayment of operational losses, ending	$775	$805

The balance as of December 31, 2014 and 2013 is included within prepaid expenses and other current assets on the accompanying balance sheet.

10. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2014	2013
Litigation settlement and related costs	$9,278	$16,310
Compensation and benefits	4,214	4,053
Bank and payment processing expenses	5,977	3,118
Data processing	2,806	2,632
Other	3,597	4,209
Accrued expenses	$25,872	$30,322

11. Debt and Acquisition Payable

Credit Facilities

October 2012 Facility

On October 16, 2012, HOI terminated the December 2010 Facility and entered into a new five-year senior secured revolving credit facility in an amount of $200.0 million, or the October 2012 Facility. All amounts outstanding under the December 2010 Credit Facility, which was $30.0 million, was repaid in full using borrowings available under the October 2012 Facility. The October 2012 Facility permits the issuance of letters of credit of up to $20.0 million and swing line loans of up to $10.0 million to fund working capital needs.  Loans drawn under the October 2012 Facility are payable in a single maturity on October 16, 2017.

Each of the Loan Obligors is a guarantor of HOI’s obligations under the October 2012 Facility. Loans drawn under the October 2012 Facility are secured by a perfected first priority security interest in all of the capital stock of HOI and its domestic subsidiaries, and substantially all of each Loan Obligor’s tangible and intangible assets, including intellectual property.

At our option, amounts outstanding under the October 2012 Facility accrue interest at a rate equal to either (i) the British Bankers Association LIBOR Rate, or BBA LIBOR, plus a margin of between 1.75% and 2.25% per annum (depending on our funded debt to EBITDA, as defined in the October 2012 Facility, ratio) or (ii) a fluctuating base rate tied to the federal funds rate, the administrative agent’s prime rate and BBA LIBOR, subject to a minimum of 2%. Interest is payable on the last day of each interest period selected by us under the October 2012 Facility and, in any event, at least quarterly.  We pay a commitment fee ranging from 0.25% and 0.375% on the daily average undrawn portion of revolving commitments under the October 2012 Facility, which accrues and is payable quarterly in arrears.

The October 2012 Facility contains certain affirmative covenants, including covenants to furnish the lenders with financial statements and other financial information and to provide the lenders notice of material events and information regarding collateral. The October 2012 Facility also contains certain negative covenants that, among other things, restrict our ability, subject to certain exceptions, to incur additional indebtedness, grant liens on our assets, undergo fundamental changes, make investments, sell assets, make restricted payments, change the nature of our business and engage in transactions with our affiliates. Acceleration of repayment of the October 2012 Facility could also occur upon a change of control or if we experience a material adverse change in our operations, condition or prospects. In addition, the October 2012 Facility contains certain financial covenants that require us to maintain EBITDA, as defined in the October 2012 Facility, on a consolidated basis for the prior four fiscal quarters of at least $50.0 million, a debt to EBITDA ratio of 2.50 to 1.00 or less, and a fixed charge coverage ratio of at least 1.25 to 1.00.  We were in compliance with each of the applicable debt covenants in the October 2012 Facility, as amended, as of December 31, 2014.

We incurred financing costs of $0.3 million and $1.6 million during the years ended December 31, 2013 and 2012, respectively, relating to the October 2012 Facility. These financing costs are included in deferred costs on the accompanying consolidated balance sheets.  As of December 31, 2014, we had $94.0 million outstanding under the October 2012 Facility at a weighted average interest rate of 2.42%.

Subsequent Event

We amended the October 2012 Facility in February 2015, or the February 2015 Amendment, which modified certain of the financial covenants and other terms of the agreement as follows:

●

reduce the revolving credit facility to $140.0 million, with $35.0 million of such facility reserved only for the resolution of the certain regulatory matters, as defined.  The revolving credit facility subsequently reduces to $130.0 million and $120.0 million as of December 31, 2015 and 2016, respectively;

●	maintain a debt to consolidated EBITDA ratio of 2.75 to 1.00 or less for the evaluation periods from March 31, 2015 through September 30, 2016, and of 2.50 to 1.00 or less thereafter;
●

requires us to maintain  consolidated EBITDA, as defined in the October 2012 Facility, as amended, on a consolidated basis for the prior four fiscal quarters of at least the following amounts (i) $45.0 million as of March 31, 2015 and June 30, 2015, (ii) $40.0 million as of September 30, 2015 and December 31, 2015, and (iii) $35 million as of March 31, 2016 and all future evaluation periods;

●

allow, at our option, amounts outstanding under the October 2012 Facility to accrue interest at a rate equal to either (i) the London Interbank Offered Rate, or LIBOR, plus a margin of 4% or (ii) a fluctuating base rate tied to the federal funds rate, the administrative agent's prime rate and LIBOR, plus a margin of 3%;

●	allow for the payment of up to $75 million related to the settlement of certain regulatory matters, as defined;
●	allow for the exclusion from the computation of consolidated EBITDA of up to $75 million of income statement charges related to certain regulatory matters, as defined;
●

automatically and permanently reduce the revolving credit facility, dollar for dollar up to a maximum reduction in the revolving credit facility of $20.0 million, to the extent that the loss related to those certain regulatory matters is less than $70.0 million.

In connection with the February 2015 Amendment, we paid down the outstanding balance of the October 2012 Facility by $35 million and incurred financing costs of approximately $4.4 million in February 2015.

12. Real Estate Development Project and Related Transactions

Real Estate Development Project: As of December 31, 2014, we have incurred approximately $30.9 million, net of certain credits described below, on a project that developed two previously existing commercial buildings located in New Haven, Connecticut into our new corporate headquarters, to which we moved at the end of 2011.  Real Estate LLC engaged Winchester Arms NH, LLC to develop the buildings and John Moriarty & Associates, or Moriarty, to be the general contractor for the project.

On February 18, 2011, Real Estate LLC signed a land lease with Science Park Development Corporation, or SPDC, which owns the property on which the two buildings reside, concerning the leasing, expansion and buyout of the land. The lease provides for a long term lease of the land at a nominal cost per year and includes a buyout option for a nominal amount after seven years.

In connection with the real estate development project, we have received a number of grants, credits and subsidies which have reduced our basis in the building. Many of these programs have criteria that we must meet in order to prevent forfeiture or repayment of the grants and credits and also criteria that we must meet on an ongoing basis which are described below.

Name of program	Amount	Continuing criteria	Potential recapture or forfeiture
Federal Historic Preservation Tax Incentives Program	$5,705	We may not dispose of the building or reduce our ownership interest below a specified level for five years following the date the building is placed in service.	The recapture amount is reduced 20% of the total amount claimed each year.
Department of Economic and Community Development Urban Act Grant and Environmental Remediation Grant	5,500

We must (i) maintain corporate headquarters in Connecticut through 2021, (ii) maintain a specified minimum average employment level for the years 2015 – 2018 and (iii) adhere to other administrative criteria.

			The full amount of the grant, plus 7.5%.
Connecticut Development Authority Sales and Use Tax Relief Program	1,000	We must (i) maintain corporate headquarters in Connecticut through 2021 and (ii) meet a specified minimum employment level as of March 31, 2015.	The full amount of benefit received from the program plus 7.5%.
Other contributions	5,423	None	None

All amounts, other than the Federal Historic Preservation Tax Incentives Program and $3.5 million of the other contributions, were received by us during 2011. The federal historic tax credits were received in 2012.  As of December 31, 2013, $3.5 million was payable to us associated with state historic tax credits generated by the project.  This amount was recorded within prepaid expenses and other current assets, along with an offsetting reduction to our fixed assets, in our consolidated balance sheet as of December 31, 2013. We received payment of the amounts receivable in January 2014.

We provided separate guarantees to each of two departments of the state of Connecticut. One guaranty relates to our obligation to repay a grant if we fail to meet certain criteria, including a specified minimum average employment level in Connecticut for the years 2015 – 2018. The other guaranty relates to our obligation to repay sales and use tax exemptions if we fail to meet certain criteria, including a minimum employment threshold. The maximum potential amount of repayments for these guarantees is approximately $7.0 million.  During the year ended December 31, 2014, we recorded a liability, and corresponding increase in our fixed asset balance, totaling $1.3 million, which represents our best estimate of expected repayments resulting from these guarantees.  The liability of $1.3 million is recorded within deferred revenue and other non-current liabilities ($1.1 million), as it would not be due until 2019, and accrued expenses ($0.2 million) in our condensed consolidated balance sheet as of December 31, 2014.

New Market Tax Credit Financing: In December 2011, we consummated a financing transaction related to the federal New Markets Tax Credit, or NMTC, program which provided funding for our real estate development project.  The NMTC program is designed to encourage new or increased investments into operating businesses and real estate projects located in low-income communities.  In connection with this transaction, HOI provided a loan of $7.6 to an unrelated third party.  We consider this loan to be a debt instrument held to maturity which is recorded at amortized cost and the value as of December 31, 2014 approximates fair value.  The loan bears interest at 1.0% which is payable quarterly and matures in December 2041.  Repayments on the loan commence in December 2019.

Also in connection with this transaction, Real Estate LLC entered into a loan agreement and borrowed $7.6 million from an unrelated third party.  Real Estate LLC’s loan bears interest at approximately 1.1% which is payable quarterly and matures in December 2041.  Repayments on the loan commence in December 2019.  This loan is secured by the real estate development project.  In addition to the loan agreement, Real Estate Inc. admitted a new member into Real Estate LLC.  The new member contributed $2.2 of capital in exchange for a 2% interest in Real Estate LLC. We have presented this contribution on the consolidated balance sheet as a deferred contribution as a result of our expectation that we will re-acquire this interest in approximately seven years through the exercise of a put option for a nominal price by the counterparty to this agreement or through a fair value call option that we can exercise.

In connection with the NMTC transaction, we provided a guaranty related to our actions or inactions which cause either a NMTC disallowance or recapture event. In the event that we cause either a recapture or disallowance of the tax credits expected to be generated under this program, then we will be required to repay the disallowed or recaptured tax credits, plus an amount sufficient to pay the taxes on such repayment, to the counterparty of the agreement. This guaranty remains in place through 2018. The maximum potential amount of future payments of this guaranty is approximately $6.0 million.  We currently believe that the likelihood of us being required to make a payment under this guaranty is remote.

Investment in Winchester Lofts: In connection with the real estate project described above, we made an investment in FC Winchester Lofts Master Tenant, LLC, or the Master Tenant, which will maintain and operate a residential development project which is adjacent to our corporate headquarters. During the year ended December 31, 2014, we sold our interest in the Master Tenant and recorded a loss on the transaction of $0.3 million, which is reflected in other income (loss) on our accompanying statement of operations.  As a result of the sale of our interest, we do not have any future obligations to the Master Tenant and we are no longer entitled to receive any cash flows generated by the project.  When we contributed capital to the project, the power to direct the economically significant activities of the project was held by the other member of the Master Tenant, as such we were not the primary beneficiary of the Master Tenant.  Accordingly, our investment in the Master Tenant was accounted for as an equity method investment. The equity investment totaled $3.9 million during the year ended December 31, 2013 and is included within other assets on the accompanying balance sheet as of December 31, 2013.

13. Capital Stock

Common Stock

We are authorized to issue up to 200,000,000 shares of Common Stock with a par value of $0.001 per share. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of our stockholders.  Common stockholders are not entitled to receive dividends unless declared by the board of directors.

In connection with the acquisition of Campus Labs, we issued warrants to the former owners of Campus Labs, LLC which allows the former owners to acquire an aggregate of 150,000 shares of our common stock at a price of $11.67 per share. The warrants are first exercisable in August 2017 and expire in August 2022.

Preferred Stock

We are authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share.

Treasury Stock

During the year ended December 31, 2013, we purchased 528,403 shares of our common stock, respectively at a cost of $6.0 million.

14. Stock Based Compensation

Our board of directors adopted the 2000 Stock Plan on April 20, 2000. The 2000 Stock Plan, as amended, permitted the granting of stock options and restricted stock to employees and directors not to exceed in the aggregate 11,400,000 shares of Common Stock. Such options expire ten years from the date of grant and options are no longer able to be granted under the 2000 Stock Plan. On March 26, 2010, our Board of Directors adopted the 2010 Equity Incentive Plan, or 2010 Plan. The 2010 Plan was amended in May 2013. The 2010 Plan permits the granting of stock options, restricted stock and other stock-based awards to employees and directors not to exceed in the aggregate 5,760,000 shares of Common Stock. Options for our employees under the 2000 Plan and 2010 Plan vest over periods of up to five years, with the majority vesting as follows: one-fifth of the granted options vest one year from the date of grant; the remaining four-fifths vest at a rate of 1/48 per month over the remaining four years of the vesting period. We primarily grant incentive stock options, but occasionally grant nonqualified stock options to key members of management.  We settle stock option exercises with newly issued common shares.

As of December 31, 2014, 2,235,630 and 5,318,990 shares of common stock were reserved for issuance under the 2000 Plan and 2010 Plan, respectively, of which 1,634,924 remain available for grant under the 2010 Plan.  A summary of stock option and restricted stock activity under our stock plans for the years ended December 31, 2014 and 2013, and changes during the years then ended are as follows:

	Stock Options		Warrants		Restricted Stock
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares		Weighted Average Grant Stock Price
Outstanding at December 31, 2012	5,439,335	$7.44	150,000	$11.67	7,047		$10.80
Granted	2,064,837	10.40	–	-	105,812		9.81
Exercised	(912,524)	1.43	–	-	(7,047)	(1)	10.80
Forfeited / Canceled	(162,414)	13.41	–	-	–		-
Outstanding at December 31, 2013	6,429,234	$9.09	150,000	$11.67	105,812		$9.81
Granted	383,436	5.87	–	-	1,340,822		4.65
Exercised	(186,176)	1.09	–	-	(79,134)	(1)	9.18
Forfeited / Canceled	(1,872,322)	11.30	–	-	(4,375)	8.00
Outstanding at December 31, 2014	4,754,172	$8.28	150,000	$11.67	1,363,125		$4.77

Intrinsic value
Shares outstanding	$1,809,000		–		$5,739,000
Shares vested	1,778,000		–

(1) Represents restricted stock vested

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014 and 2013 was $2.92 and $5.17, respectively. The weighted-average grant-date fair value of options vested during the years ended December 31, 2014 and 2013 was $6.06 and $6.15, respectively. The total grant-date fair value of options vested during the years ended December 31, 2014 and 2013 was $2.8 million and $3.8 million, respectively. The weighted-average grant-date fair value of options forfeited in 2014 and 2013 was $5.57 and $6.86, respectively.

The following table summarizes information about stock options outstanding at December 31, 2014:

Options Outstanding and Expected to Vest			Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price

4,754,172	5.7	$8.28	3,302,102	4.6	$7.52

The total intrinsic value, the amount by which the stock price exceeds the exercise price of the option on the date of exercise, of stock options exercised for the years ended December 31, 2014 and 2013 was $0.9 million and $7.8 million, respectively.

As of December 31, 2014, the total compensation cost related to non-vested options and restricted stock not yet recognized in the consolidated financial statements is approximately $10.0 million, net of estimated forfeitures. The cost is expected to be recognized through December 2018 with a weighted average recognition period of approximately 2.9 years.

The total income tax benefits recognized in the consolidated statements of operations related to stock options for the year ended December 31, 2013 was approximately $0.1 million.

15. Income Taxes

The components of income tax expense for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
Current income tax expense
Federal	$6,128	$14,839
State and local	580	1,100
Total	6,708	15,939

Deferred income tax expense (benefit)
Federal	2,860	(6,314)
State and local	107	(273)
Total	2,967	(6,587)
Income tax expense	$9,675	$9,352

The reconciliation of expected income tax expense at the statutory federal income tax rate to the effective income tax rate is as follows:

	2014	2013
Expected federal income tax expense	$8,625	$8,218
Stock-based compensation	472	605
Non-deductible expenses	329	60
State tax expense, net of federal tax effect	484	442
Federal credits	(96)	(53)
Other	(139)	80
Income tax expense	$9,675	$9,352

Deferred tax assets (liabilities) reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax (liabilities) assets are as follows:

	December 31,
	2014		2013
	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities

Class action settlement and allowance for customer restitution	$3,378	–	$6,034	–
Stock options	2,939	–	2,691	–
Tax credits	812	–	834	–
Intangible assets	–	(951)	–	(651)
Fixed assets	–	(6,475)	–	(5,400)
Other	1,611	–	1,122	(9)
Gross deferred tax assets and liabilities	8,740	(7,426)	10,681	(6,060)
Valuation allowance	(1,409)	–	(1,119)	–
Net deferred tax assets and liabilities	$7,331	$(7,426)	$9,562	$(6,060)

As of December 31, 2014, we had approximately $12.3 million of state net operating loss carry-forwards, which expire from 2020 through 2034. We also have approximately $1.1 million in state credit carry-forwards, layers of which expire from 2014 to 2034. State net operating loss carry-forwards of approximately $0.1 million are restricted under Section 382 of the Internal Revenue Code. As of December 31, 2014, we had federal net operating loss carry-forwards of approximately $0.1 million that expire in 2022 and federal credits carry-forwards of approximately $0.1 million that expire from 2020 to 2023. All federal net operating loss and credit carry-forwards are restricted under Section 382 of the Internal Revenue Code, which limits the utilization of net operating losses and credits when ownership changes, as defined by that section, occur. We have performed an analysis of our Section 382 ownership changes and determined that the utilization of certain of our net operating loss and credit carry-forwards may be limited with respect to the amount which can be utilized in a single tax year. We do not expect that Section 382 will limit the ultimate utilization of the net operating loss or credit carry-forwards. Valuation allowances have been established primarily for state tax credits and net state operating loss carry-forwards which we do not expect to utilize.

In general, we are no longer subject to state examinations for tax years prior to 2011.  Years prior to 2011 are subject to examination in a limited number of states in which the statute of limitations period exceeds three years or net operating losses have been utilized in recent periods.  We are no longer subject to examination for federal purposes for tax years prior to 2011. All of our unrecognized tax benefit/liability would affect our effective tax rate if recognized.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Balance at January 1	$426	$345
Additions for tax positions related to the current year	–	76
Additions for tax positions of prior years	24	29
Reductions for tax positions of prior years	(12)	–
Settlements	–	–
Reduction due to statute of limitation expiration	(114)	(24)
Balance at December 31	$324	$426

16. Commitments and Contingencies

Operating Leases, Purchase Obligations and Other Commitments

We lease facilities with varying terms, renewal options and expiration dates. Aggregate future minimum lease payments under non-cancelable operating leases are as follows:

2015	$539
2016	482
2017	331
2018	252
2019	329
Thereafter	790
Total payments	$2,723

Rent expense under non-cancelable operating leases for the years ended December 31, 2014 and 2013 was $0.7 million and $0.7 million, respectively.

We also have certain purchase obligations which include minimum amounts committed for contracts for services through 2017. The minimum payments due for these services are as follows:

2015	$2,817
2016	2,919
2017	2,492
Total	$8,228

Litigation and Regulatory

From time to time, we are subject to litigation relating to matters in the ordinary course of business, as well as regulatory examinations, information gathering requests, inquiries and investigations.

Regulatory Examinations and Other Matters

In February 2011, the New York Regional Office of the FDIC notified us that it was prepared to recommend to the Director of FDIC Supervision that an enforcement action be taken against us for alleged violations of certain applicable laws and regulations principally relating to our compliance management system and policies and practices for past overdraft charging on persistently delinquent accounts, collections and transaction error resolution. We responded to the FDIC’s notification and voluntarily initiated a plan in December 2011, which provided credits to certain current and former customers that were previously assessed certain insufficient fund fees. As a result of this plan, we recorded a reduction in our revenue of approximately $4.7 million in 2011. On August 8, 2012, we received a Consent Order, Order for Restitution, and Order to Pay Civil Money Penalty, or the Consent Order, dated August 7, 2012, issued by the FDIC to settle such alleged violations.  Pursuant to the terms of the Consent Order, we neither admitted nor denied any charges when agreeing to the terms of the Consent Order. Under the terms of the Consent Order, we were required to, among other things, review and revise our compliance management system and, to date, we have substantially revised our compliance management system. Additionally, the Consent Order provided for restrictions on the charging of certain fees. The Consent Order further provided that we shall make restitution to less than 2% of our customers since 2008 for fees previously assessed, which restitution has been completed through the voluntary customer credit plan described above, and we paid a civil money penalty of $0.1 million. We remain subject to the jurisdiction and examination of the FDIC and further action could be taken to the extent we do not comply with the terms of the Consent Order or if the FDIC were to identify additional violations of certain applicable laws and regulations.

 The Federal Reserve Bank of Chicago notified us and a former bank partner of potential violations of the Federal Trade Commission Act relating to marketing and disclosure practices related to the OneAccount during the period it was offered by such former bank partner. On May 9, 2014, the Federal Reserve Banks of Chicago (the responsible Reserve Bank for a former bank partner) and Philadelphia (the responsible Reserve Bank for a current bank partner) notified us that the Staff of the Board of Governors of the Federal Reserve System intended to recommend that the Board of Governors of the Federal Reserve System, or the Board of Governors, seek an administrative order against us with respect to asserted violations of the Federal Trade Commission Act. The cited violations relate to our activities with both a former and current bank partner and our marketing and disclosure practices related to the process by which students may select the OneAccount option for financial aid refund. We are in discussions with the Staff of the Board of Governors and the Reserve Banks on this matter. The Staff of the Board of Governors has asserted that any administrative order may seek damages, including customer restitution and civil money penalties, totaling as much as $35 million, and changes to certain of our business practices.

Approximately 55% of the OneAccounts are held at our bank partner regulated by the FDIC and we will need to consider voluntarily providing restitution to those OneAccounts held at that bank partner. In the event we do provide restitution to these OneAccounts on the same basis as an order from the Board of Governors or if the FDIC were to elect to seek a similar administrative action against us as has been proposed by the staff of the Board of Governors, it is reasonably possible that our loss related to this matter will increase accordingly and increase our total exposure by an additional restitution amount of approximately $35 million, or approximately $70 million in total.

During the year ended December 31, 2014, we recorded a liability of $8.75 million related to this matter, which is shown as a reduction of revenue on our consolidated statement of operations. While we believe that it is probable that we will have a loss related to this regulatory matter, in view of the inherent difficulty of predicting the outcomes of regulatory matters, we cannot predict the eventual outcome of this pending matter, the timing of the ultimate resolution of this matter or an exact amount of loss associated with this matter. The liability reflects the minimum amount we expect to pay related to this matter, although, there is a reasonable possibility that the liability will increase in future periods. The ultimate amount of restitution or civil money penalties is subject to many uncertainties and therefore impossible to predict. As disclosed in “Note 11 – Credit Facility” of our consolidated financial statements, we amended our Credit Facility in February 2015. The amendment allows, among other things, for the payment of up to $75 million in connection with the resolution of the regulatory matters described above.

We believe that our cash flows from operations, together with our existing liquidity sources, will be sufficient to fund our operations and anticipated capital expenditures over the next twelve months. However, we may be required to pay material customer restitution and civil money penalties related to certain regulatory proceedings as described above. While the ultimate amounts of customer restitution or civil money penalties are subject to many uncertainties and therefore are impossible to predict, we believe that our cash flows from operations and liquidity sources available through our October 2012 Facility, as amended, will allow us to pay such customer restitution and civil money penalties.

Consumer Class Action

HOI and HOH were defendants in a series of putative class action lawsuits filed in 2012. The Judicial Panel on Multidistrict Litigation transferred all of these cases to the District of Connecticut for coordinated or consolidated pretrial proceedings. The proceedings are referred to as the "In re Higher One OneAccount Marketing and Sales Practices Litigation" or the "MDL." Plaintiffs filed a consolidated amended complaint in the MDL that generally alleged, among other things, violations of state consumer protection statutes (predicated, in part, on alleged violations of ED rules and violations of the federal Electronic Funds Transfer Act) and various common law claims. On April 22, 2013, we filed a motion to dismiss the case, which the court denied as moot on March 11, 2014 in light of the parties' settlement, discussed below.

In October 2013, we reached an agreement in principle on the key terms of a settlement that would resolve all of the above class action litigation that was filed against us in 2012. In February 2014, we executed a settlement agreement, the terms of which included a payment of $15.0 million to a settlement fund, an agreement to pay the cost of notice to the class, and an agreement to make and/or maintain certain practice changes. We made the payment of $15.0 million to the settlement fund in February 2014. On June 2, 2014, the court issued an order preliminarily approving the settlement, directing that notice of the settlement be sent to the class, setting relevant filing deadlines, and scheduling a final fairness hearing for November 24, 2014. On December 15, 2014, the Court granted final approval of the settlement. The Court also entered judgment on that day. No appeals of the judgment were filed, and the settlement has now become final.

During the year ended December 31, 2013, we recorded an accrual of $16.3 million to reflect the estimated cost of the resolution, inclusive of additional legal and other administrative costs, based on the agreement in principle. This estimate is consistent with our current cost estimate based on the final, approved settlement agreement.

Securities Class Action

On May 27, 2014, a putative class action captioned Brian Perez v. Higher One Holdings, Inc., No. 3:14-cv-755-AWT, was filed by HOH shareholder Brian Perez in the United States District Court for the District of Connecticut. On December 17, 2014, Mr. Perez was appointed lead plaintiff. On January 20, 2015, Mr. Perez filed an amended complaint. HOH former shareholder Robert Lee was added as a named plaintiff in the amended complaint. HOH and certain employees and board members have been named as defendants. Mr. Perez and Mr. Lee generally allege that HOH and the other named defendants made certain misrepresentations in public filings and other public statements in violation of the federal securities laws and seek an unspecified amount of damages. Mr. Perez and Mr. Lee seek to represent a class of any person who purchased HOH securities between August 7, 2012 and August 6, 2014. For each defendant that has been served the deadline to respond to the complaint currently is March 20, 2015. HOH intends to vigorously defend itself against these allegations. HOH is currently unable to predict the outcome of this lawsuit and therefore cannot determine the likelihood of loss nor estimate a range of possible loss.

Cybersecurity subpoena

The SEC has informed us that it opened an investigation on January 20, 2015 into the adequacy of our disclosures of cybersecurity risks.  In connection with this investigation into the adequacy of our disclosures, the SEC issued us a subpoena, on January 22, 2015, seeking documents related to our cybersecurity, including, among other things, documents related to cybersecurity policies, procedures, practices and training materials; risk assessments, audits, tests or reviews; monetary and other resources allocated to cybersecurity; any cybersecurity incidents and any costs or damages associated with cybersecurity incidents; and insurance policies that cover or mitigate our cybersecurity risk.  We are complying with the subpoena and are producing responsive documents to the SEC.  We are not aware of any issue or event that caused the SEC to open the investigation, but responding to an investigation of this type can be both costly and time-consuming and at this time we are unable to estimate either the likelihood of a favorable or unfavorable outcome of this matter or our potential cost or exposure.

TouchNet

In February 2009 and September 2010, Higher One, Inc. filed 2 separate complaints against TouchNet Information Systems, Inc., or TouchNet, in the United States District Court for the District of Connecticut alleging patent infringement related to TouchNet’s offering for sale and sales of its “eRefund” product in violation of 2 of our patents. In the complaints, we sought judgments that TouchNet has infringed 2 of our patents, a judgment that TouchNet pay damages and interest on damages to compensate us for infringement, an award of our costs in connection with these actions and an injunction barring TouchNet from further infringing our patents. TouchNet answered the complaint and asserted a number of defenses and counterclaims, including that it does not infringe our patent, that our patent is invalid or unenforceable and certain allegations of unfair competition and state and federal antitrust violations. In addition, TouchNet’s counterclaims sought dismissal of our claims with prejudice, declaratory judgment that TouchNet does not infringe our patent and that our patent is invalid or unenforceable, as well as an award of fees and costs related to the action, and an injunction permanently enjoining us from suing TouchNet regarding infringement of our patent. The parties are currently in the discovery stage of the proceeding. We intend to pursue the matter vigorously. There can be no assurances of our success in these proceedings.

17.	Segments

As a result of changes instituted by our chief operating decision maker in 2015, including the type of financial information being reviewed on a regular basis and the way in which resource allocation decisions are made, we began to disclose three reportable segments during 2015: Disbursements, Payments and Data Analytics. Each of the reportable segments are organized according to the type of service that each offers to our target markets – higher education institutions and their students. Each of our reportable segments is also an operating segment and a reporting unit.  The Disbursements segment includes our Refund Management® disbursement service, which is offered to higher education institution clients, and the OneAccount, an FDIC-insured online checking account that is offered to students, as well as faculty, staff and alumni. The Payments segment includes our CASHNet® payment processing suite and our Campus Solutions suite, both of which enable higher education institutions to accept online payments, automate certain billing and processing functions and offer tuition payment plans.  The Data Analytics segment offers our Campus Labs analytics solutions suite for assessment in higher education, which combine data collection, reporting, organization and campus-wide integration. As a result of the change in our segment disclosure in 2015, we have revised our financial statements to include segment disclosures for the years ended December 31, 2014 and 2013.

We allocate all revenue and all operating expenses to these three reportable segments. Shared costs, such as legal, finance, human resources and other corporate services are allocated in their entirety to the segments.  The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment assets are not reviewed by the chief operating decision maker and therefore are not allocated to the reportable segments. Segment income from operations excludes interest, taxes, and other income, which are not allocated to any particular business segment.

A summary of our segments for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Revenue
Disbursements (1)	$127,970	$140,893
Payments	77,693	59,073
Data Analytics	14,448	11,157
Total revenues	$220,111	$211,123

Depreciation and amortization
Disbursements	$7,522	$5,775
Payments	9,172	6,808
Data Analytics	2,378	2,037
Total depreciation and amortization	$19,072	$14,620

Income from operations
Disbursements	$17,035	$18,857
Payments	7,894	2,445
Data Analytics	2,209	4,550
Total income from operations	27,138	25,852
Interest income	92	88
Interest expense	(3,266)	(3,082)
Other income	678	622
Net income before income taxes	$24,642	$23,480

(1) Disbursements revenue has been reduced by $8.75 million for the allowance for potential customer restitution for the year ended December 31, 2014.

18. Quarterly Results (unaudited)

Our quarterly results for the years ended December 31, 2014 and 2013 are as follows:

	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Revenue	$66,556	$36,727	$59,775	$57,053
Gross margin	38,962	15,625	31,593	31,542
Income from operations	16,585	(6,865)	8,844	8,574
Net income before income taxes	15,859	(5,942)	7,838	6,887
Net income	9,710	(3,771)	2,922	4,112
Basic net income per share	0.21	(0.08)	0.10	0.09
Diluted net income per share	0.20	(0.08)	0.10	0.09

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Revenue	$57,380	$40,023	$57,112	$56,608
Gross margin	35,080	22,129	32,113	32,977
Income from operations	16,343	6,488	(7,991)	11,012
Net income before income taxes	15,810	5,820	(8,423)	10,273
Net income	9,802	3,559	(5,494)	6,261
Basic net income per share	0.21	0.08	(0.12)	0.13
Diluted net income per share	0.20	0.07	(0.12)	0.13

19.	Subsequent Events (Unaudited)

Sale of Data Analytics business

On November 25, 2015, we completed the sale of substantially all of the assets of our data analytics business, commonly referred to as Campus Labs, to CL NewCo, Inc., (“NewCo”), an affiliate of Leeds Equity Partners, pursuant to the terms of the October 14, 2015 Asset Purchase Agreement between Higher One and NewCo. Pursuant to the terms of the Asset Purchase Agreement, the parties agreed upon a purchase price of $91.0 million, subject to adjustment to reflect changes in certain working capital items prior to the closing. At the closing, the purchase price was reduced by $4.0 million to reflect estimated closing date net working capital.

At the time of closing, (1) we received total cash consideration of approximately $55.2 million, (2) NewCo paid $30 million on our behalf to reduce the amount outstanding under our credit facility, and (3) NewCo placed $1.9 million into an escrow account for potential indemnification claims and a future working capital adjustment.

Sale of Disbursements business

On December 15, 2015, we entered into an Asset Purchase Agreement with Customers Bank (“Bank”) and Customers Bancorp, Inc. (“Bancorp”, and together with Bank, “Customers”), under which Customers agreed to purchase substantially all of the assets and assume certain of the liabilities of our refund disbursement business. Customers is a current bank partner of Higher One. The disbursement business facilitates the distribution of financial aid and other refunds to students through an ACH transfer to any bank account, via paper check or through a direct deposit to a OneAccount, an optional Federal Deposit Insurance Corporation (FDIC)-insured deposit account serviced by Higher One and provided by our bank partners.

Under the terms of the Asset Purchase Agreement, Customers agreed to acquire the disbursement business for an aggregate purchase price of $37 million, payable as follows: $17 million on the closing date and $10 million on each of the first two anniversaries of such date. The Asset Purchase Agreement also includes possible incentive payments during each of the three (3) years beginning in 2017; namely, in the event the annual gross revenue generated by the disbursement business exceeds $75 million, Higher One will receive thirty-five percent of any such excess.

The Asset Purchase Agreement includes customary representations, warranties, indemnities and covenants of the parties. The covenants include, among other things, a requirement that Higher One will conduct its disbursement business in the ordinary course before the closing, and a requirement that Holdings will prepare and file a proxy statement with the Securities and Exchange Commission (the “SEC”) and seek stockholder approval of the transactions contemplated by the Asset Purchase Agreement. Higher One is also obligated to provide certain consulting services to Customers with respect to the disbursement business for a period of two years following the closing. In addition, Higher One has agreed not to compete with Customers in the full-service refund disbursement business, or to solicit Higher One employees offered employment by Customers, for a period of four years following the closing.

Under the terms of the Asset Purchase Agreement, Higher One is prohibited from soliciting or encouraging proposals with respect to alternative business combinations that relate only to the disbursement business, but it may engage in discussions or negotiations relating to unsolicited proposals that may result in a superior proposal for such business. If the Asset Purchase Agreement is terminated in connection with Higher One entering into an alternative agreement, Higher One would be required to pay a termination fee of $1.5 million.

The Asset Purchase Agreement is subject to stockholder and creditor approval, the receipt of certain required third party consents, and other customary closing conditions. The parties intend to close the transaction during the second quarter of 2016, but the Asset Purchase Agreement may be terminated under certain specified circumstances, including if the transactions contemplated by the Asset Purchase Agreement are not consummated by July 1, 2016.

Regulatory Examinations and Other Matters

On December 23, 2015, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) issued us an Order to Cease and Desist and Order of Assessment of Civil Money Penalty Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as Amended (“Fed Order”), related to the Federal Reserve Board matter previously disclosed in the Company’s Form 10-K and Form 10-Q filings. Pursuant to the terms of the Fed Order, we are required to, among other things: (1) continue to take all action necessary to correct all violations previously cited by the Federal Reserve Board and prevent the recurrence of similar violations; (2) submit to the Philadelphia Reserve Bank an acceptable written plan to enhance the consumer compliance risk management program to ensure that our marketing, processing, and servicing of student financial aid-related deposit or loan products or services comply with all consumer protection laws and regulations; (3) deposit $24.0 million into a qualified settlement fund for purposes of providing restitution of certain OneAccount fees to consumers, as provided by the Fed Order, and submit to the Philadelphia Reserve Bank an acceptable written plan to provide for the restitution; and (4) pay a civil money penalty of $2.2 million.

Also on December 23, 2015, the Federal Deposit Insurance Corporation (“FDIC”) issued us a Consent Order, Order for Restitution and Order to Pay Civil Money Penalty (“FDIC Order”) related to the FDIC matter previously disclosed in the Company’s Form 10-K and Form 10-Q filings. Pursuant to the terms of the FDIC Order, we are required to, among other things: (1) continue to correct and eliminate all violations of law previously cited by the FDIC and prevent the recurrence of similar violations; (2) review its Compliance Management System as it relates to its student financial aid-related deposit or loan products and revise, develop and/or implement changes as necessary to ensure such products and services comply with all applicable consumer protection laws; (3) deposit $31.0 million into a segregated deposit account for the purpose of providing restitution of certain OneAccount fees to consumers, as provided by the FDIC Order; and submit to the Regional Director of the FDIC for non-objection a plan to provide restitution; and (4) pay a civil money penalty of $2.2 million. Concurrent to Higher One entering this FDIC Order, the FDIC lifted the August 7, 2012 Consent Order.

As a result of the FDIC Order and Fed Order, we expect to record a total charge of approximately $50.7 million, representing the difference between the total amount of restitution and civil money penalties of $59.4 million and the amount accrued as of December 31, 2014 of $8.75 million. Of the total charge of approximately $50.7 million, we recorded $21.9 million during the quarter ended September 30, 2015.

Labor Class Action

On December 28, 2015, former Higher One Machines, Inc. employee Patricia Hall filed a class action captioned Patricia Hall, individually, and on behalf of others similarly situated v. Higher One Machines, Inc., Higher One, Inc., and Higher One Holdings, Inc., No. 5:15-cv-00670-F, in the United States District Court for the Eastern District of North Carolina. Ms. Hall generally alleges that Higher One, Inc., and the other named defendants, willfully violated the Fair Labor Standards Act and the North Carolina Wage and Hour Act and breached her employment contract for failing to compensate her for her daily breaks and the time it took her to log-on to and sign-off from various databases and systems that she needed to access to perform the functions of her employment.

Ms. Hall seeks to represent a nationwide class and a North Carolina class of current and former hourly home-based customer care agents who worked for Higher One, Inc. at any time from 2012 through 2015. Ms. Hall has not served Higher One, Inc., or the other named defendants, with her complaint, thus, a response has not been filed at this time. We are currently assessing Ms. Hall’s claims. We are unable to predict the outcome of this lawsuit and therefore it cannot determine the likelihood of loss nor estimate a range of possible loss.

Cybersecurity subpoena

In January 2016, the SEC informed us that they had concluded their investigation and, based on the information that the SEC had as of that date, the SEC did not intend to recommend an enforcement action against us.